Exhibit 99.2

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

THE COMPANY

Nevada Geothermal Power is an emerging renewable energy producer focusing on the development of electrical power from high temperature geothermal resources. The company currently has four geothermal projects which, once developed, could have a cumulative generation capacity of over 200 MW or enough green energy to meet the annual demand of 200,000 homes.

Three of the company's four projects are situated in Northwestern Nevada, an area the company has dubbed the “Corridor of Heat.” This corridor represents the greatest potential for geothermal development in Nevada and is showing the greatest potential for untapped clean geothermal power development in the United States. The Company's fourth project is located in Oregon and is considered one of the State's top sites for geothermal development.

OUR VISION

Nevada Geothermal explores and develops environmentally friendly and economically viable geothermal power projects to become a leader in the rapidly growing alternative clean energy industry in the United States, a commitment that will benefit all stakeholder groups and maximize shareholder value.

Table of Contents
PRESIDENT’S LETTER	PAGE 02	SHARE CAPITAL	PAGE 26
MANAGEMENT DISCUSSION AND ANALYSIS	PAGE 04	CONTRIBUTED SURPLUS	PAGE 30
INDEPENDENT AUDITORS' REPORT	PAGE 14	RELATED PARTY TRANSACTIONS	PAGE 30
CONSOLIDATED BALANCE SHEETS	PAGE 15	INCOME TAXES	PAGE 30
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT	PAGE 16	COMMITMENTS	PAGE 31
CONSOLIDATED STATEMENTS OF CASH FLOWS	PAGE 17	SEGMENTED DISCLOSURE	PAGE 32
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS	PAGE 18	CONTINGENT LIABILITIES	PAGE 32
NATURE OF OPERATIONS AND GOING CONCERN	PAGE 18	SUBSEQUENT EVENTS	PAGE 32
SIGNIFICANT ACCOUNTING POLICIES	PAGE 19	CONTINGENT LIABILITIES	PAGE 32
MARKETABLE SECURITIES	PAGE 21	SUBSEQUENT EVENTS	PAGE 32
CAPITAL ASSETS	PAGE 22	MATERIAL DIFFERENCES (CDN/US GAAP)	PAGE 34
INTERESTS IN GEOTHERMAL PROPERTIES	PAGE 22	COMPARATIVE FIGURES	PAGE 35
ASSET RETIREMENT OBLIGATION	PAGE 26

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OUR MISSION

Nevada Geothermal Power is focused on becoming a principal supplier of responsible renewable power solutions to people and industry in North America in order to maintain a vibrant domestic economy, while at the same time maintaining a clean and safe environment for future generations.

THE POWER OF GREEN HIGHLIGHTS FOR 2007

  20 year Power Purchase Agreement (PPA) awarded from Nevada Power Company, a subsidiary of Sierra Pacific Resources for the Blue Mountain project.

  Systems Impact Studies for the electrical grid connection for the Faulkner 1 completed.

  Initial Utility Environment Protection Act (UEPA) permit application was submitted to the Public Utility Commission.

  Work is nearing completion on all major permits required by the Faulkner 1 power plant.

  Nevada Power Company's PPA was approved by the Nevada Public Utilities Commission of Nevada.

  Interconnection, system impact and facilities studies have been completed and NGP's interconnection site has been approved by Sierra Pacific Power Company.

  Mr. Andrew Studley (CFO) and Mr. Max Walenciak (Manager - Project Development) have joined the senior management team.

  Over subscribed C$15 million private placement financing closed led by Dundee Securities and a syndicate of underwriters that included Jacob & Company.

  Three successful geothermal production test development wells completed heralding Blue Mountain as the first new major geothermal discovery in Nevada in 20 years.

  Project construction financing of US$100 million and approximately US$100 million tax equity that will repay the construction loan has been arranged for the Blue Mountain “Faulkner 1” power plant through Morgan Stanley and M.S. Greenrock.

  Glitnir Bank to extend a US$20 million bridge financing to be repaid by the construction loan from Morgan Stanley. Glitnir retains an option to participate in the construction loan financing.

  GeothermEx provided summary report on development test drilling that established the feasibility of the Blue Mountain geothermal resource to supply Faulkner 1 power plant.

  Seismic survey and temperature gradient drilling was completed at Pumpernickel and a scoping study was performed for the Crump Geyser project making these two project ready for reservoir production test drilling.

  A gravity survey was done at Black Warrior to define targets.

TURN ON THE POWER LOOKING AHEAD TO 2008

  Close $US 100 million project financing for Blue Mountain “Faulkner I” power plant.

  Power Bid to be submitted for Phase 2 expansion of Blue Mountain in response to Request for Proposals from Nevada Power Company.

  Complete well field development at Blue Mountain's “Faulkner I” power plant.

  Award the Engineering Procurement Contract (EPC) for Faulkner 1 power plant at Blue Mountain.

  Start construction on the Blue Mountain “Faulkner I” power plant and transmission line.

  Start Preparation of Phase II Power development at Blue Mountain.

  Pumpernickel project, drill production test well, launch development program.

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President’s Letter

One of the greatest ecological and sociological shifts in modern history is upon us, THE CLEAN ENERGY REVOLUTION, and nothing short of the wellbeing of the planet depends on it.

Sustained high energy prices, political instability in foreign source areas of hydrocarbon fuels, and environmental challenges posed by global warming have created conditions that have launched the clean energy revolution at a grass roots level. In 2007, politicians in North America and around the world have responded in a strong way and the financial markets have awakened to opportunities presented by the sea-change in global attitudes toward the environment and clean energy development.

Geothermal power is uniquely suited to help alleviate energy shortages in western North America while greatly reducing carbon output related to electricity production. Geothermal technology is well established and the potential for additional power development in Western US is immense.

Recent innovations like double-flash turbine technology have improved efficiencies and lowered costs. The advent of binary conversion technology has allowed lower temperature geothermal reservoirs to be used to create emission-free power. Modern geothermal power plants are cost competitive with conventional means of power production from coal plants, gas-fired turbines, hydro or nuclear stations. Geothermal provides reliable “base load” power operating 24 hours a day and throughout the year making it the lowest cost of other renewable energy options such as wind and solar.

Access to substantial funds, a relatively recent phenomenon, has created tremendous economic opportunity for companies at the forefront of the clean energy revolution like Nevada Geothermal Power Inc. (“NGP”). In 2007, clean energy companies in both the public and private sectors have received billions of dollars of capital. Over the last two years, your company has raised 40 million dollars of new equity and has secured additional tax-levered funding commitments of 100 million dollars, allowing us to advance field projects to production. With newly established relationships with major investment bankers, NGP expects to accelerate the pace of development of its' existing projects.

NGP has made notable gains over the last year. Through our focus, drive and commitment, we are building a solid foundation of long-term value. NGP continues

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to assemble an impressive team with expertise in management, finance, project acquisition, project development, power plant construction, and operations. NGP will soon become a significant geothermal power producer and will embark on a period of planned expansion and sustained growth.

NGP has made significant progress at its' flagship Blue Mountain Geothermal Project in 2007. The Company's Power Purchase Agreement (PPA) with the Nevada Power Company was approved by the Nevada Public Utilities Commission in February of this year, ensuring a market for up to 35 MW of power. Production test drilling was completed which confirmed the commercial viability of the resource. Well 26A-14 and Well 23-14, with a combined rating of 20 MW gross capacity are amongst the most productive wells ever drilled in Nevada. We have partnered with Morgan Stanley, one of world's foremost investments bankers, and Glitnir Bank, an expert in working with the geothermal development industry, for the financing of the “Faulkner 1” geothermal power plant.

With a PPA in place and project financing secured, the course for Phase 1 development at Blue Mountain is set. Construction of the power plant, well field, fluid gathering pipe system and transmission line will commence in 2008. Blue Mountain's 'Faulkner 1” is expected to come on line in late 2009.

The foundation for the future was set in 2007. In 2008, we expect to break ground at Blue Mountain's Faulkner I power plant. This cornerstone project has allowed us to establish good relationships with financial institutions and has given us a stable base from which to aggressively develop our current pipeline of geothermal projects and also to acquire new properties.

NGP has a 100% interest in three geothermal projects located in Nevada (Pumpernickel and Black Warrior) and Oregon (Crump Geyser), in addition to the Blue Mountain property. Each of these properties is at an advanced stage of exploration with geothermal reservoir targets indicated by geophysical and drilling work already accomplished. These properties will provide the basis for sustained growth.

In 2008, NGP plans to launch reservoir test drilling programs at both the Pumpernickel and Crump Geyser projects. At the same time, we will look to expansion at Blue Mountain in additional phases. NGP is considering development strategies that will allow for a continuous and orderly succession of a series of new power plants to be brought on line over the next four years.

Nevada Geothermal Power Inc. is focused on becoming a principal supplier of responsible renewable power solutions for people and industry in North America in order to maintain a vibrant domestic economy, while at the same time maintaining a clean and safe environment for future generations. Our future of the CLEAN ENERGY REVOLUTION is bright.

I would like to acknowledge the dedication and hard work of the Company's active Board of Directors, our senior management team, our growing number of employees and our key consultants and contractors, all of whom have contributed largely to our success in 2007. Our strong team will enable us to create growth and value for shareholders.

In closing, on behalf of the Board of Directors, I would like to thank the shareholders and our financial backers for their continued support.

Brian D. Fairbank, P. Eng.,

President

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

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MANAGEMENT DISCUSSION AND ANALYSIS

For the Year ended June 30, 2007

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the year ended June 30, 2007 and incorporates certain information from the prior two fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended June 30, 2007. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is October 12, 2007. This MD&A contains statements that constitute “forward-looking statements and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 11).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing geothermal power projects in Nevada and Oregon. Geothermal electricity is generated using heat from the earth in the form of water or steam to produce clean, renewable energy. The power plants use proven technology to produce base load power for growing utilities, particularly those located in States, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that are driving generation from renewable resources. The Company and/or its wholly owned subsidiary Nevada Geothermal Power Company (“NGPC”) hold leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon. The Company has signed a Power Purchase Agreement with Nevada Power Company for the production of up to 35 megawatts (“MW”) electricity annually and is developing its Blue Mountain property and planning power plant construction accordingly.

OVERALL PERFORMANCE

The Company's current focus is the continued exploration, evaluation and development of its geothermal prospects at Blue Mountain. In this regard, the Company has made significant progress. During the quarter ended June 30, 2007 the Company continued resource confirmation with production well, 38-14, continued to build its organization in preparation for the Blue Mountain construction project and began discussions (concluded during July) to establish financing commitments to its Blue Mountain project. The first production well was determined to be capable of producing 9.6MW (gross) and the third, completed subsequent to year end, was determined to be capable of producing 10 MW (gross).

GEOTHERMAL PROPERTY INTERESTS

As at June 30, 2007, the Company's geothermal property interests were comprised of the following:

1) Blue Mountain Geothermal Property - Nevada

The property is located in Humboldt County, north central Nevada, about 32 km (22 miles) west of the town of Winnemucca. The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest and is entitled to explore, develop, and produce any geothermal resources located on the properties.

At the property, a shallow thermal anomaly covers 10 km² (4 mi²), and temperatures have been measured up to 192°C (378°F).

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Five drill pads were completed, and 20-inch diameter surface casings set and cemented at three sites in August 2006. The first production well, 26A-14, was completed in September 2006 to a total depth of 858 m (2815 ft). The well was flow tested for 60 hours ending on October 2, 2006. A third party geothermal consulting company determined that data from flow-test results are indicative of a prolific well, with the potential to produce 9.6MW (gross) and greater than 7MW (net) of power. A December 11, 2006 temperature survey from 26A-14 recorded a maximum temperature of 192°C (378°F), the highest measured to date at Blue Mountain.

Drilling on the second production well (38-14) was divided into two stages due to mechanical difficulties with the drilling rig. Stage I drilling started June 23, 2006 and continued until December 5, 2006 to a depth of 612m (2008 ft). The stage II drilling program continued using another rig on May 24, 2007 and was completed by July 7, 2007 to a total depth of 1653m (5426 ft). The well intersected a flow of hydrothermal fluid that flashed at 110°C (230°F) at depth of 121m (397 ft). Welaco temperature logs recorded temperatures as high as 170°C (339°F) at 813m (2667 ft) with a reversal down to 154°C (309°F) at the bottom of the well. To date well 38-14 has not been flow tested. A third party geothermal consulting company has been asked to provide the Company with a long term well flow testing plan.

Drilling on a third production well, 23-14, began subsequent to the financial year end, on July 28, 2007 and was completed Sept 17, 2007 to a total depth of 1041m (3415 ft). At 1036m (3400 ft) a temperature of 190°C (374°F) was recorded. A third party geothermal consulting company determined that data from flow-test results are indicative of another prolific well, with the potential to produce 10 MW (gross) and greater than 7.5 MW (net) of power.

Additional wells are to be drilled by ThermaSource in the near future. The Company plans to start a follow-up three well drilling program (25-14, 44-14 & 42-14) prior to December 31, 2007.

During 2008, additional thermal gradient holes are planned, to further define the thermal anomaly, and potential sources of water for drilling and power plant cooling.

In early 2006, the company applied for an interconnection to the Sierra Pacific Power Company (“SPPC”) 120kV transmission line near Mill City. Subsequent facility and impact studies by SPPC confirmed suitability and identified costs. An interconnection System Impact Study facilitated the selection of a route for a transmission line. A cultural resource survey was completed in April 2007 and no artifacts were found. The selected right-of-way (“ROW”) is 34 km (21 miles) long and located on gently rolling undeveloped desert terrain. The company and SPPC anticipate executing a Large Generator Interconnection Agreement (“LGIA”) in November 2007.

An Environmental Assessment (“EA”) will be complete by December 17, 2007. Since the Utility Environmental Protection Act (“UEPA”) permitting process is being revised the full permitting process or equivalent is expected to be complete in the second quarter of fiscal 2008.

An underground injection permit application was submitted in October 2007. Approval is anticipated in late 2007 or early 2008.

2) Pumpernickel Geothermal Project Nevada

The Company has a geothermal lease agreement with Newmont USA Ltd., covering 13 km² (5 mi²) of land located approximately 16 km (10 miles) from Newmont's Lone Tree Mine. On April 26, 2006, the Company entered into an agreement with ORMAT Nevada, Inc. (“ORMAT”) whereby ORMAT would transfer BLM Lease #074855 (378 hectares [934 acres]) to the Company for a one time fee of $15,000 (U.S.) and a commitment to use ORMAT equipment, to be acquired at market rates, for the Pumpernickel project. The lease is encumbered by an overriding royalty interest with Ehni Enterprises Inc. The Company was also granted two outstanding BLM leases, adding another 4 sections of federal land, bringing the total leasehold to 2,809 hectares (6,942 acres).

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Sierra Geothermal Power Corp., a TSX Venture listed company (TSX-V: SRA) (formerly Inovision Solutions Inc.), has an option to earn a 50-per-cent joint venture interest in the Pumpernickel geothermal land under lease to NGP. Under this option, Sierra Geothermal is required to make certain cash payments and to issue common shares to the Company as well as to undertake $5-million in project expenditures over a 5 year period that began December 14, 2004. Sierra Geothermal was in good standing with its obligations at June 30, 2007.

A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919m (3071 ft). Four thermal gradient holes drilled in September 2005, defined temperature gradients between 75-200°C/km. Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of 220°C (428°F).

A third party geothermal consulting company completed a deep slim well design in March 2007 and a seismic survey, completed in the 4th quarter of fiscal 2007, was analyzed in conjunction with the prior data and it highlighted target drilling areas. Two thermal gradient holes are planned with casing cemented to surface in order to allow re-entry if results warrant. Sierra Geothermal is exploring the use of a technicoil drill rig which would allow a greater depth of drilling with blow out prevention (“BOP”) so that drilling does not have to stop once 80°C (178°F) temperatures are encountered.

In September 2007, William Lettis & Associates Inc. prepared a report regarding structural geological analysis of seismic reflection data in Pumpernickel Valley that may indicate permeable pathways for up-flowing geothermal fluids. It also helps identify potential drilling targets for geothermal exploration.

3) Black Warrior Project - Nevada

This project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 26 km² (10 mi²) of both private land and federal lands including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, although the Company has an option to purchase the royalty for $1 million (U.S.).

A gravity survey was conducted July 14, 2007 through July 25, 2007. The data was analyzed and potential drill targets are being evaluated.

4) Crump Geyser Project Oregon

The Crump Geyser project is located in Lake County, Oregon, 48 km (30 mi) east of Lakeview. In August 2005, the Company acquired leases at Crump Geyser totaling 2,916 hectares (7,205 acres) of private land. The private leases are subject to a 3.5% royalty of gross revenues from the availability, sale or use of electricity.

In 1959, a 512m (1,680 ft) well drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned. The well flowed boiling water into the air continuously for six months and then reverted to irregular eruptions. Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface.

A 3 point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

A third party geothermal consulting company reported a 20 year lifecycle for a 40MW (90% probability) geothermal resource, a most likely (model) of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date. A geochemist with Thermochem Labs was retained to evaluate the geothermometry and subsequently confirmed the reservoir temperature.

A third party consulting company has completed well designs for future planned drilling.

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FINANCIAL SUMMARY

During the year ended June 30, 2007, the Company invested heavily in confirming its Blue Mountain resource and building its organizational capabilities. As a result the Company incurred a loss of $2,874,979 or $0.05 per share compared to a loss for the year ended June 30, 2006 of $1,605,372 or $0.04 per share. The net loss increase primarily results from an increase of $587,086 in stock-based compensation and an increase of $638,072 in the loss on foreign exchange, a result of the strengthening of the Canadian dollar.

Operating Expenses increased with the size and scope of operations as the Company invested in its capabilities and further developed the Blue Mountain project. Administrative expenses of $225,592 (2006 $110,083) increased with the hiring of employees for the increased level of activity. Consulting fees of $360,877 (2006 - $180,689) rose as a result of search fees, assistance required with regulatory activities, and payments to directors and contractors for activities such as assistance with project financing. Office expenses of $78,334 (2006 - $48,646), legal costs of $148,576 (2006 - $90,522), transfer agent and regulatory costs of $76,865 (2006 - $63,925), investor relations costs of $119,712 (2006 - $85,623), insurance costs of $88,000 (2006 -$50,000) and rent and telephone costs $77,365 (2006 - $56,112) also increased. Conventions and publishing costs of $117,047 (2006 - $486,108) decreased as a result of lower marketing expense associated with the stock issuances.

Losses were offset in part by increased interest income $448,195 (2006 - $189,133), a gain resulting from the continued disposition of marketable securities $103,965 (2006 - $62,780) and, as explained in Notes 3 d) and e) to the financial statements option payments in excess of deferred exploration costs on the Pumpernickel project that were taken into income.

SELECTED ANNUAL INFORMATION

The following selected financial information was obtained from the audited consolidated annual financial statements of the Company for fiscal years ended June 30, 2007, 2006 and 2005. These financial statements were audited by Morgan & Company, Chartered Accountants. The effect of applying the treasury stock method to the Company's loss per share calculation is anti-dilutive. Therefore basic and diluted losses per share are equal for the years presented.

For the year ended June 30		2007	2006	2005

a) Total Revenues		Nil	Nil	Nil

b) (Loss) before discontinued operations and extraordinary items		$(2,875,000)	(1,605,000)	(1,308,000)

c) Basic and diluted loss per share		$(0.05)	(0.04)	(0.05)

d) Net (loss) for the year		$(2,875,000)	(1,605,000)	(1,308,000)

e) Basic and diluted loss per share		$(0.05)	(0.04)	(0.05)

f) Total assets		$39,819,000	25,825,000	6,637,000

g) Total long-term financial liabilities		$424,000	Nil	Nil

h) Cash dividends per share for each class of share	$	Nil	Nil	Nil

The increasing losses and increasing net losses reflect higher overhead expenses associated with the Company's escalating activities since 2003. Similarly, the increases in total assets, on a year to year basis, result from a combination of the deferral of exploration costs and the increasing cash position that has resulted from financing activities. On a comparative basis, the Company has increased the relative level of these activities as a direct function of the successful results of its exploration program. During the 2006 & 2007 fiscal years the company raised approximately $32.7 million

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primarily to fund the continued exploration and the development of the Blue Mountain Geothermal Project in Nevada, U.S.A. Consequently total assets increased significantly when compared to prior year totals. Long term liabilities are estimated retirement obligations.

SUMMARY OF QUARTERLY RESULTS

	Period		Revenues	Loss(Income)	Loss (Income) per share
			(Unaudited)	(Unaudited)	(Basic and fully diluted) (Unaudited)
4th	Quarter 2007	$	Nil	$2,030,000	$0.015

3rd	Quarter 2007	$	Nil	$357,000	$0.01

2nd	Quarter 2007	$	Nil	$251,000	$0.005

1st	Quarter 2007	$	Nil	$237,000	$0.01

4th	Quarter 2006	$	Nil	$(26,000)	$(0.01)

3rd	Quarter 2006	$	Nil	$1,235,000	$0.04

2nd	Quarter 2006	$	Nil	$272,000	$0.01

1st	Quarter 2006	$	Nil	$124,000	$0.004

The loss for the disclosed periods results from the Operating Expenses incurred in each Quarter. The Company's Operating Expenses relate to the financial resources available and the exploration and development work undertaken. Consequently, observable trends may not be meaningful.

The current trend is generally increasing losses as the Company grows and focuses on exploration and development of its most advanced geothermal project at Blue Mountain. The increased loss in the fourth quarter of 2007 is primarily the result of the already discussed stock based compensation and foreign exchange loss. The increased loss in the third quarter of 2006 was caused by a significant Company marketing program as well as stock-based compensation expenses. The income in the final quarter of 2006 was the result of three factors: a) the Company earned approximately $173,000 in interest income; b) the Company realized a foreign exchange gain of approximately $148,000; and c) the Company realized gains on marketable securities aggregating $43,000. Normalized overhead expenses are growing as a result of increasing activity. At the time of writing, the Company's overhead expense is approximately $600,000 dollars per quarter. Management anticipates that the Company will incur losses until its Blue Mountain project is in commercial operation.

TRANSACTIONS WITH RELATED PARTIES

During the years ended June 30, 2007 and 2006, the following payments were made or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2007	2006
Consulting	$283,528	$93,424

Director fees	$54,772	$24,600

Geothermal consulting	$693,374	$617,745

Rent	$2,888	$-

As at June 30, 2007, a total of $153,533 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

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OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2007 and up to the effective date of this MD&A, the Company has provided a letter of credit under the terms of the 20-year power purchase agreement with Nevada Power Company. As security for the letter of credit the Company has placed $645,000 USD on deposit at a Canadian Chartered Bank. Nevada Power Company has the right to draw upon these funds in the following circumstances: 1. if the Company fails to make any required payments under the contract; 2. if the letter of credit is not renewed by the required date; 3. or if certain conditions regarding the credit rating of the issuing financial institution are not met. The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. During the quarter no transactions occurred requiring Board consideration. Subsequent to the year end the Board of Directors evaluated and approved the hiring of former employees and the purchase of certain assets from Fairbank Engineering Limited, a Company owned by the President & CEO of the Company. Concurrently, the Company entered into an employment agreement with Mr. Fairbank. In addition, also subsequent to year end, the Company entered into a success based project financing contract with a director of the Company that will pay $1.9 million upon successful closing of: a bridge loan of $20 million, construction financing of $100 million and take out equity financing of $100 million.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

During the year ended June 30, 2007 the Company began recognizing asset retirement obligations and adopted the three new accounting standards related to financial instruments issued by the Canadian Institute of Chartered Accountants (“CICA”). See Note 2 to the Consolidated Financial Statements for more information.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying value due to their short-term maturity of less than one year.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company's option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian Federal Government deposit insurance program. However, it is management's opinion that the Company's financial instruments are not exposed to significant credit or interest rate risk.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 8 of the financial statements. As at June 30, 2007, the Company had 76,824,171 common shares issued and outstanding. There are no other classes of shares issued and outstanding. As of the date of this report, the Company had 76,991,671 common shares outstanding. As at June 30, 2007, the Company had 6,540,000 stock options outstanding at various exercise prices and expiring on various future dates. As of the date of this report the Company had 6,472,500 stock options outstanding at various exercise prices and future dates. As at June 30, 2007, the Company had 42,743,666 share purchase warrants outstanding at various exercise prices and expiring at various future dates. As of the date of this report the Company had 42,743,666 share purchase warrants outstanding at various exercise prices at future dates. As at June 30, 2007, the Company had 3,419,493 agents' units outstanding and exercisable at prices of $0.65 to $0.90 per unit expiring April 28, 2008 to March 1, 2009. Each unit consists of

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

one share and one share purchase warrant. As of the date of this report 1,573,333 agents' units were outstanding at an exercise price of $0.90 and 1,846,160 agent's units were outstanding exercisable at $0.65. At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 133,046,823 common shares would be issued and outstanding.

INVESTOR RELATIONS

On December 16, 2005 the Company engaged Pro-Edge Consultants Inc. (“Pro-Edge”) a Toronto-based Investor Relations (“IR”) firm that represents public companies in the resource sector. The Company paid Pro-Edge a monthly retainer fee of $5,000 during the initial 12 month term. The Company issued 50,000 share purchase options exercisable at $0.90 per share on signing and at three-month intervals thereafter, with a maximum of 200,000 options to be issued under this contract. All additional options are exercisable at the market price of the shares at the time of issuance and are subject to the quarterly vesting provisions required by the TSX Venture Exchange. As at June 30, 2007 all 200,000 options have been issued. In December 2006, this contract was extended for further six months and month-to-month thereafter, at the current monthly fee. The Company also retains Ms. Shelley Kirk for investor relations services on a contract basis.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate positive cash flow. At June 30, 2007, the Company had $13,540,315 in cash and equivalents on hand. At June 30, 2007, the Company had working capital of $10,962,394. The cash and equivalents on hand will be used to advance, primarily, the Blue Mountain Geothermal Project and to fund general office and administrative costs. Historically the Company has been able to complete all of its exploration activities and to meet its financial commitments. To date, the Company's activities have been funded primarily by proceeds from private placements of the Company's securities, the exercise of incentive share purchase options and of share purchase warrants, as well as US Department of Energy funding on certain properties, and earn-in interests on certain properties. Subsequent to the year end the Company received a bridge loan commitment from Glitner Banki hf for $20 million, a construction loan commitment from Morgan Stanley Senior Funding Inc. for $100 million and a take out equity commitment from MS Greenrock LLC for $100 million. While it has been successful to date, there is no assurance that the Company will be successful in obtaining future funding.

RISKS AND UNCERTAINTIES

By its very nature, geothermal exploration and development involves a high degree of risk. The Company competes with other geothermal enterprises, some of which have greater resources to explore and to develop its geothermal concessions. These resources include money, qualified personnel, qualified consultants and equipment.

The Company is at risk to changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentive treatments with respect to production tax credits, changes in technological, and operational hazards in the Company's exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company's ability to finance its programs and to carry out operations.

Geothermal exploration and development involves a high degree of risk and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it into profitable production.

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The Company's geothermal properties are all located in the United States. As a result, the Company is subject to currency fluctuations. The geothermal exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any impediment to its ownership of these properties. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations.

FORWARD LOOKING STATEMENTS AND ESTIMATES

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering and of the geological and of the geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

CORPORATE DISCLOSURE PRACTICES, POLICIES AND CONTROLS

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has the responsibility to understand the principal risks of the business of the Company and to confirm that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company. Committees of the Board presently consist of an Audit Committee, a Compensation and Nominating Committee and a Governance Committee. The Audit Committee consists of four directors, three of whom are considered independent. The role of the Audit Committee is to review the Company's financial statements and the financial disclosure that is publicly disseminated, to review the systems of internal controls, and to monitor the performance and the independence of the Company's external auditors. The Compensation and Nominating Committee consists of the three directors, two of whom are considered independent outside directors. The role of the Compensation and Nominating Committee is to recommend levels of executive compensation and to identify and to recommend to the Board the new director nominees at each annual meeting of the shareholders. The Governance Committee consists of four directors, three of whom are considered independent. The role of the Governance Committee is to establish and to monitor the governance practices and procedures of the board of directors, and to monitor the effectiveness of the Board of Directors and of the Board Committees.

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

The board of directors has implemented the following policies: 1. Code of Business Conduct and Ethics. This policy reaffirms the Company's high standards of conduct; 2. Code of Employee Conduct. This policy reaffirms the Company's high expectations of its Members; 3. Communications and Corporate Disclosure Policy. The objective of this policy is to ensure that communications to the investing public about the Company is timely, complete, factual and accurate and broadly disseminated in accordance with all legal and regulatory requirements; 4. Privacy Policy. The purpose of this policy is to balance the privacy rights of individuals and the information requirements of private organizations; and 5. Whistle Blower Policy. The purpose of this policy is to provide the Company's employees and consultants with a mechanism by which they can raise any concerns free of any discrimination, retaliation or harassment. Copies of these policies are available from the Company.

The Company continually evaluates, under the supervision of the President and Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon this evaluation, the President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective and that the information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner (b) disclosed in reports is accumulated and communicated to management, including the Company's President and Chief Financial Officer, to allow timely decisions regarding required disclosures.

OTHER INFORMATION

The Company's web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the 2007 audited financial statements, previously published management discussion and analysis, previously published financial statements, and other information, is available on the Company's web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this annual management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company's technical staff and therefore it should not be relied upon.

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C O N S O L I D AT E D F I N A N C I A L S TAT E M E N T S

J U N E 3 0 , 2 0 0 7 A N D 2 0 0 6
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N E V A D A   G E O T H E R M A L   P O W E R   I N C .

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Nevada Geothermal Power Inc.

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc. as at June 30, 2007 and 2006, and the consolidated statements of loss and deficit, cash flows and comprehensive loss for the years ended June 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006, and the results of its operations and its cash flows for the years ended June 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

October 12, 2007	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated October 12, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Independent Auditors' Report when these are adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”

October 12, 2007	Chartered Accountants

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CONSOLIDATED BALANCE SHEETS

	June 30
	2007	2006
ASSETS

Current Assets
Cash and cash equivalents	$13,540,315	$16,117,092
Amounts receivable	75,580	92,212
Marketable securities (Note 4)	126,000	133,305
Prepaid expenses	159,039	24,446
	13,900,934	16,367,055

Restricted Cash (Note 6(a))	683,249	-
Capital Assets (Note 5)	53,943	30,746
Interests In Geothermal Properties (Note 6)	25,180,575	9,427,637

	$39,818,701	$25,825,438

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$2,938,540	$1,998,871

Asset Retirement Obligation (Note 7)	424,377	-
	3,362,917	1,998,871

SHAREHOLDERS' EQUITY

Share Capital (Note 8)	41,862,542	28,591,656
Contributed Surplus (Note 9)	4,557,978	2,375,310
Accumulated Other Comprehensive Income	50,642	-
Deficit	(10,015,378)	(7,140,399)
	36,455,784	23,826,567
	$39,818,701	$25,825,438

Commitments (Note 12)
Subsequent Events (Note 15)
See accompanying notes to the consolidated financial statements

Approved by the Directors:

/s/ Brian Fairbank Brian Fairbank	/s/ Domenic Falcone Domenic Falcone

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CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	For the Years Ended June 30
	2007	2006	2005

Operating Expenses
Accounting and audit	$39,651	$40,566	19,030
Administration	225,592	110,083	73,300
Amortization	20,549	10,900	3,005
Consulting fees	360,877	180,689	119,729
Conventions and publishing	177,047	486,108	410,758
Foreign exchange loss (gain)	638,072	(143,837)	9,362
(Gain) on sale of marketable securities	(103,965)	(62,780)	-
Investor relations	119,712	85,623	128,554
Insurance	88,000	50,000	-
Legal	148,576	90,522	67,708
News dissemination	17,777	14,415	38,136
Office expenses	78,334	48,646	34,256
Option proceeds in excess of geothermal property costs	(56,907)	(17,845)	-
Rent and telephone	77,365	56,112	31,281
Site investigation	5,640	-	945
Stock-based compensation	1,279,145	692,059	335,064
Transfer agent and regulatory fees	76,865	63,925	46,292
Travel and business development	130,844	89,319	61,685
Unrealized loss on marketable securities	-	-	106,999

	3,323,174	1,794,505	1,486,104

Other Income
Interest income	448,195	189,133	18,176
Gain on disposal of subsidiary	-	-	159,695

	448,195	189,133	177,871

Net Loss For The Year	(2,874,979)	(1,605,372)	(1,308,233)

Deficit, Beginning Of Year	(7,140,399)	(5,535,027)	(4,226,794)

Deficit, End Of Year	(10,015,378)	(7,140,399)	(5,535,027)

Basic And Diluted Loss Per Common Share	$(0.05)	$(0.04)	(0.05)

Weighted Average Number Of Common Shares Issued And Outstanding	61,294,757	36,537,557	24,967,821

See accompanying notes to the consolidated financial statements

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30
	2007	2006	2005

Cash Provided By (Used In)
Operating Activities
Net loss for the year	$(2,874,979)	$(1,605,372)	$(1,308,233)
Items not affecting cash:
Amortization	20,549	10,900	3,005
(Gain) on sale of marketable securities	(103,965)	(62,780)	-
(Gain) on disposal of subsidiary	-	-	(159,695)
Marketable securities received as option payment	(47,000)	-	-
Foreign exchange loss on marketable securities	11,252	-	-
Unrealized loss on marketable securities	-	-	106,999
Stock-based compensation	1,279,145	692,059	335,064

Net changes in non-cash operating working capital items:	(1,714,998)	(965,193)	(1,022,860)
(Increase) Decrease in amounts receivable	16,632	(16,526)	262,102
Increase (Decrease) in accounts payable and accrued liabilities	(1,400,494)	1,688,435	(94,330)
(Increase) Decrease in prepaid expenses	(134,593)	55,689	(51,665)
	(3,233,453)	762,405	(906,753)
Investing Activities
Geothermal property interests	(12,988,398)	(5,123,879)	(1,807,605)
Proceeds from disposal of marketable securities	197,660	128,085	-
Restricted cash	(683,249)	-	-
Acquisition of capital assets	(43,746)	(26,417)	(7,216)
	(13,517,733)	(5,022,211)	(1,814,821)
Financing Activities
Net proceeds from private placements	13,879,209	16,393,296	2,718,900
Proceeds from stock options exercised	295,200	264,540	108,950
Proceeds from warrants exercised	-	1,755,015	873,342
	14,174,409	18,412,851	3,701,192

Increase (Decrease) In Cash and Cash Equivalents	(2,576,777)	14,153,045	979,618
Cash and Cash Equivalents, Beginning Of Year	16,117,092	1,964,047	984,429

Cash and Cash Equivalents, End Of Year	$13,540,315	$16,117,092	$1,964,047

Cash And Cash Equivalents Is Comprised Of:
Cash	$503,224	$72,764	$1,964,047
Short-term deposits	13,037,091	16,044,328	-
	$13,540,315	16,117,092	1,964,047

Supplementary Information
Income taxes paid	$-	$-	$-

Supplemental Disclosure of Non-cash Investing Activities:

On December 20, 2006, 100,000 shares of common stock of Sierra Geothermal Corp. were received as partial payment under the option agreement for the Pumpernickel Valley Geothermal Project. (Note 6b)

See accompanying notes to the consolidated financial statements

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Years Ended June 30
	2007	2006	2005
Net Loss For The Year	$(2,874,979)	$(1,605,372)	$(1,308,233)
Other Comprehensive Income
Increase in unrealized holding gains on marketable securities	50,642	-	-
Comprehensive Loss	$(2,824,337)	$(1,605,372)	$(1,308,233)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995 under the laws of British Columbia and is currently in the development stage. The Company's common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States.

The Company is in the process of exploring, evaluating and developing its geothermal properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amounts shown for geothermal properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at June 30, 2007, the Company has a working capital of $10,962,394, and has accumulated losses totalling $10,015,378.

The Company's ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	NEWLY ADOPTED ACCOUNTING POLICIES

Financial Instruments

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

The new standards and policies are as follows:

(i)	Financial Instruments Recognition and Measurement

In accordance with this new standard the Company now classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortised cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

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(ii)	Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company financial statements now include a Statement of Comprehensive Loss, which includes the components of comprehensive income. For the Company, other comprehensive income (“OCI”) is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income (“AOCI”) which is presented as a new category within shareholders equity in the Balance Sheet.

(iii)	Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at June 30, 2007 the Company has not designated any hedging relationships.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. They include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company (formerly Noramex Corp), incorporated in the State of Nevada, U.S.A., Desert Valley Gold Co., incorporated in the State of Nevada, and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated.

The Company accounts for companies acquired, by the purchase method of accounting. This includes the results of those companies from the date of acquisition.

b)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less.

c)	Marketable Securities

In accordance with the recommendations of section 3855 “Financial Instruments Recognition and Measurement of the Canadian Institute of Chartered Accountants handbook, the Company has designated its marketable securities, composed of shares of another resource company, as available for sale securities and reports them at fair value. The amounts by which fair values for these securities differ from written down cost represent unrealized gains and losses and are recognized in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of these securities is market value. The market value of publicly traded securities is based on quoted market prices.

d)	Geothermal Property Costs

Costs of acquisition, exploration and development of geothermal properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas. If an area of interest is abandoned, the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its geothermal interests in good standing. The amounts shown for geothermal properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

e)	Option Proceeds Received On Geothermal Properties

Option proceeds received are treated as a reduction of the carrying value of the related geothermal properties and deferred exploration costs and the excess, if any, is taken into income.

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

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f)	Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events, and circumstances from other than the Company's shareholders'. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders' equity section of the consolidated balance sheet.

g)	Capital Assets and Amortization

Capital assets are recorded at cost and are amortized over their useful lives by the declining balance method at the following annual rates:

Computer equipment	30%
Field equipment	30%
Office furniture and equipment	20%
Computer software	100%

h)	Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets”, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is no impact on its results of operations and financial position.

i)	Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or geothermal property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

j)	Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

k)	Loss Per Common Share

The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

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l)	Asset Retirement Obligations

Future costs to retire an asset, including remediation and ongoing treatment and monitoring of the site, have been recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In subsequent periods, the liability is adjusted for any changes in the amount or timing of the underlying cash flows. The asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life. Future asset retirement obligations are not recorded where timing or amount of the remediation costs cannot be reasonably estimated.

m)	Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

n)	Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiaries have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

o)	Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

4.	MARKETABLE SECURITIES

	2007		2006
	NUMBER OF		NUMBER OF
	SHARES	AMOUNT	SHARES	AMOUNT

Sierra Geothermal Power Corp :
Cost – common shares ,
net of foreign exchange	300,000	$75,358	200,000	$39,610
Unrealized gain recognized	-	50,642	-	-
	300,000	126,000	200,000	39,610

Running Fox Resources :
Cost – common shares ,
net of foreign exchange	-	-	265,000	93,695
Unrealized gain recognized	-	-	-	-
	-	-	265,000	93,695
		$126,000		$133,305

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5.	CAPITAL ASSETS

	2007	2006
Computer equipment	$41,649	$29,543
Field equipment	14,446	-
Office furniture and equipment	31,314	22,258
Computer software	18,883	10,745
	106,292	62,546
Accumulated amortization	52,349	31,800
	$53,943	$30,746

6.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company's geothermal property interests, all located in the U.S., are as follows:

	2007	2006
Blue Mountain Geothermal Project - Nevada	$24,662,966	$8,974,935
Pumpernickel Valley Geothermal Project - Nevada	-	-
Black Warrior Peak Project - Nevada	101,247	85,222
Crump Geyser - Oregon	416,362	363,521
Other potential projects		3,959
	$25,180,575	$9,427,637

a)	Blue Mountain Geothermal Project, Nevada,

The Company holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest, covering 4,445.195 hectares (10,984.30 acres) on 17 geothermal sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of five square miles (13km ) out of a total of 2 the 15mi2 (39km ) of the leasehold interest.2 The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

The Company signed a 20-year power purchase agreement with Nevada Power Company (“NPC”), a subsidiary of Sierra Pacific Resources, for up to approximately 35 megawatts of geothermal power to be produced from a new geothermal power plant to be built at the Company's Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada.

Under the terms of the agreement, the Company has provided to NPC a $683,248 (US $645,000) security deposit in the form of a letter of credit. NPC has the right to draw upon these funds in the following circumstances: i) if the Company fails to make any required payments under the contract; ii) if the letter of credit is not renewed by the required date; or iii) if certain conditions regarding the credit rating of the issuing financial institution are not met. This security deposit has been disclosed as restricted cash in these financial statements.

The Company has placed on deposit with a Canadian Chartered Bank a deposit of US$645,000 as security for this letter of credit. The deposit currently earns interest at the rate of 4.2% per annum which accrues to the Company.

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( E x p r e s s e d i n C a n a d i a n D o l l a r s )

The following costs have been incurred on the project:

	2007	2006
Acquisition
Property leases, permits and regulatory	$77,154	$34,349
Deferred Exploration and Development
Expenditures
Geological and geophysical	1,204,632	422,161
Non-geological consulting	219,237	139,060
Drilling	10,860,868	3,842,566
Plant feasibiity study	101,966	34,929
Road maintenance	520,800	161,942
Camp and field supplies	2,141,491	73,929
Reports and maps	14,420	4,813
Testing	2,204	-
Water analysis	91,644	26,202
Water rights	29,238	7,500
Provision for remediation	424,377	-

Costs incurred during the year	15,688,031	4,747,451
Balance, beginning of year	8,974,935	4,227,484
Balance, end of year	$24,662,966	$8,974,935

b)	Pumpernickel Valley Geothermal Project, Nevada

The Company has a geothermal lease agreement with Newmont USA Ltd., covering 13 km2 (5mi ) of land located approximately 16 km (10 miles) from 2 Newmont's Lone Tree Mine. On April 26, 2006, the Company entered into an agreement with ORMAT Nevada, Inc. (“ORMAT”) whereby ORMAT would transfer BLM Lease #074855 (378 hectares (934 acres)) to the Company for a one time fee of US$15,000 and a commitment to use ORMAT equipment, to be acquired at market rates, for the Pumpernickel project. The lease is encumbered by an overriding loyalty interest with Ehni Enterprises Inc. The Company was also granted two outstanding BLM leases, adding another four sections of federal land, bringing the total leasehold to 2809.498 hectares (6,942.41 acres).

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

  3½% of gross proceeds from electrical power sales (less taxes and transmission costs)

  5% of the gross proceeds of a sale of any substances in an arm's length transaction

  2% of the gross proceeds from the sale of or manufacture there from of bi-products

  10% of net profits from the use of substances at a commercial facility other than an electric power generating facility

  Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

( E x p r e s s e d i n C a n a d i a n D o l l a r s )

In October 2004, the Company announced that Sierra Geothermal Corp (formerly Inovision Solutions Inc.) (“SGC”) will finance up to $5-million in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, SGC must complete $5-million in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. Option proceeds received during the year in excess of the exploration costs incurred to date have been recorded in the statements of loss and deficit.

In addition, the Company was awarded a US Department of Energy (“DOE”) cost sharing contract signed on October 13, 2004 whereby the DOE funded 80% of an initial field evaluation program at the Pumpernickel Valley Project. The Company/DOE joint program included an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and four temperature gradient drill holes from 300 to 488 metres to test the E-SCAN interpretation. The DOE cost share was US$592,272 of the total budget of US$740,340. SGC covered the Company's cost share obligation of US$148,068 out of the first year work commitment. The Company will manage the DOE sponsored work.

The following costs have been incurred on the project:

	2007	2006

Acquisition
Property leases, permits and regulatory	$10,710	$13,322
Deferred Exploration Expenditures
Camp and field supplies	5,331	59,255
Drilling	-	274,137
Geological and geophysical	268,342	290,841
Non-geological consulting	3,893	3,600
Reports and maps	5,109	27,490
Road construction and maintenance	-	5,402
Water analysis	-	2,621
U.S. Department of Energy grant	-	(377,682)
Sierra Geothermal funding and option payments	(293,385)	(314,145)
Costs incurred during the year	-	(15,159)
Balance, beginning of year	-	15,159
Balance, end of year	$-	$-

c)	Black Warrior Peak Project, Nevada

The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 26 km2 (10 mi ) of both private land and federal lands 2 including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, although the Company can purchase the royalty for US$1 million.

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The following costs have been incurred on the project:

	2007	2006
Acquisition
Property leases, permits and regulatory	$15,168	$12,582

Deferred Exploration Expenditures
Camp and field supplies	-	2,890
Geological and geophysical	857	9,741
Costs incurred during the year	16,025	25,213
Balance, beginning of year	85,222	60,009
Balance, end of year	$101,247	$85,222

d)	Crump Geyser, Oregon

On August 1, 2005, the Company leased 28 km2 (11 mi ) of geothermal land located in southeastern Oregon.2 The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the project:

	2007	2006
Acquisition
Property leases, permits and regulatory	$17,307	$16,779

Deferred Exploration Expenditures
Camp and field supplies	6,220	21,507
Geological and geophysical	28,498	291,296
Reports and maps	-	716
Water analysis	816	12,117
Costs transferred from potential properties	-	21,106
Costs incurred during the year	52,841	363,521
Balance, beginning of year	363,521	-
Balance, end of year	$416,362	$363,521

e)	Other Potential Projects

	2007	2006

During the year ended June 30, 2007, the Company wrote off the costs associated with a few potential properties that it had previously capitalized.	$-	$3,959

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

( E x p r e s s e d i n C a n a d i a n D o l l a r s )

7.	ASSET RETIREMENT OBLIGATION

The undiscounted amount of expected cash flows required to settle the asset retirement obligation is estimated at $1,331,950 (2006 - $Nil). The liability for the expected cash flows, as reflected in the consolidated financial statements, has been discounted at 5.21% (2006 Nil%) and the inflation rate used is 3.08% (2006 Nil%).

	2007	2006
Balance, beginning of year	$-	$-
Additional liabilities incurred	424,377	-
Accretion expense	-	-
Balance, end of year	$424,377	$-

The majority of costs attributed to these commitments and contingencies are expected to be incurred between 2008 and 2030 and are to be funded mainly from the Company's cash provided by operating activities. The Company's provision for future site reclamation and closure costs is based on known Federal and local laws and regulations concerning environmental requirements.

8.	SHARE CAPITAL

a) Authorized:	Unlimited voting common shares - no par value
25,000,000 first preferred shares - no par value (none issued)
25,000,000 second preferred shares - no par value (none issued)

During the year ended June 30, 2007, the Company's shareholders approved an increase in authorized common shares from 100,000,000 to an unlimited number.

Common Shares Issued and Outstanding

	SHARES	AMOUNT

Balance, June 30, 2005	29,403,074	$11,267,579
For cash
Stock options exercised	743,000	264,540
Private placements, net of financing costs	19,666,667	15,137,241
Share purchase warrants exercised	3,389,430	1,755,015
Stock options exercised - stock option valuation	-	167,281

Balance, June 30, 2006	53,202,171	28,591,656

For cash
Stock options exercised	545,000	295,200
Private placements, net of financing costs	23,077,000	12,842,679
Stock options exercised - stock option valuation		133,007
Balance, June 30, 2007	76,824,171	$41,862,542

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During the year ended June 30, 2006, the Company completed a private placement and issued 19,666,667 units at a price of $0.90 per unit for proceeds of $17,700,000 before issuance costs of $2,562,759, including non-cash consideration of $1,256,055. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.40 per share for a two-year period.

As a finance fee, the Company granted the agents up to 1,573,333 units at a price of $0.90 per unit expiring April 28, 2008. Each unit consists of one common share and one share purchase warrant, exercisable at $1.40 for a period of two years. The value of the agent's units, aggregating $1,256,055 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.16%, a dividend rate of 0%, a volatility of 70% and a two year term for both the common share portion and the warrant portion.

During the year ended June 30, 2007, the Company completed a private placement and issued 23,077,000 units at a price of $0.65 per unit for gross proceeds of $15,000,050 before issuance costs of $2,157,371, including non-cash consideration of $1,036,530. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.10 per share for a two-year period.

As a finance fee, the Company granted the agents up to 1,846,160 units at a price of $0.65 per unit expiring March 1, 2009. Each unit consists of one common share and one share purchase warrant, exercisable for a period of two years. The value of the agent's units, aggregating $1,036,530 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.13%, a dividend rate of 0%, a volatility of 60% and a two year term for both the common share portion and the warrant portion.

b)	Stock Options

During the year ended June 30, 2007, 545,000 stock options were exercised at prices from $0.28 to $0.65 per share option for proceeds of $295,200.

As at June 30, 2007, the following stock options were outstanding:

	NUMBER			WEIGHTED
	OUTSTANDING		REMAINING	AVERAGE
EXERCISE	AT	NUMBER	CONTRACTUAL	EXERCISE
PRICE	JUNE 30, 2007	EXERCISABLE	LIFE	PRICE

$0.28	478,000	478,000	1.14	$0.28
$0.35	180,000	180,000	1.67	$0.35
$0.54	232,000	232,000	2.27	$0.54
$0.67	50,000	37,500	4.22	$0.67
$0.90	1,723,000	1,723,000	3.57	$0.90
$0.65	3,877,000	3,762,000	4.80	$0.65
	6,540,000	6,412,500	4.01	$0.68

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

( E x p r e s s e d i n C a n a d i a n D o l l a r s )

c)	Stock Options (Continued)

A summary of the changes in stock options for the years ended June 30, 2007 and 2006 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, June 30, 2005	2,278,000	$0.41

Granted	2,048,000	0.90
Exercised	(743,000)	0.36
Cancelled/Expired	(100,000)	0.50
Balance, June 30, 2006	3,483,000	0.71

Granted	3,927,000	0.65
Exercised	(545,000)	0.54
Cancelled/Expired	(325,000)	0.90
Balance, June 30, 2007	6,540,000	$0.68

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the year ended June 30, 2007, the Company recorded $1,279,145 (2006 - $692,059) in stock based compensation for options granted during the year.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006

Risk free interest rate	3.98 - 4.17%	3.80 - 4.43%
Expected life	1 - 2 yrs	1 - 2 yrs
Expected volatility	54 - 67%	70 - 75%
Expected dividend yield	0%	0%
Weighted average of value of options granted	$0.32	$0.37

d)	Agents Units

As at June 30, 2007, the following agents units were outstanding:

	NUMBER
	OUTSTANDING	REMAINING
EXERCISE	AT JUNE 30	CONTRACTUAL	EXPIRY
PRICE	2007	LIFE (YEARS)	DATES

$0.90	1,573,333	0.83	April 28, 2008
$0.65	1,846,160	1.67	March 1, 2009
	3,419,493	1.28

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A summary of the changes in agents units for the years ended June 30, 2007 and 2006 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	UNITS	PRICE
Balance, June 30, 2005	-	$-
Granted	1,573,333	0.90
Balance, June 30, 2006	1,573,333	0.90
Granted	1,846,160	0.65
Balance, June 30, 2007	3,419,493	$0.77

e)	Share Purchase Warrants

As at June 30, 2007, the following share purchase warrants were outstanding:

NUMBER
OF	EXERCISE	EXPIRY
SHARES	PRICE	DATE
13,000,000	1.40	April 21, 2008
6,666,667	1.40	April 28, 2008
3,850,000	1.10	February 12, 2009
19,227,000	1.10	February 28, 2009
42,743,667

A summary of the changes in share purchase warrants for the years ended June 30, 2007 and 2006 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2005	8,188,430	$0.77
Issued	19,666,667	1.40
Exercised	(3,389,430)	(0.52)
Balance, June 30, 2006	24,465,667	1.31
Issued	23,357,000	1.10
Expired	(5,079,000)	(0.80)
Balance, June 30, 2007	42,743,667	$1.24

f)	Escrow Shares

As at June 30, 2007, there are no shares held in escrow.

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

( E x p r e s s e d i n C a n a d i a n D o l l a r s )

9.	CONTRIBUTED SURPLUS

	2007	2006
Balance, beginning of year	$2,375,310	$594,477
Compensation options granted	1,279,145	692,059
Agents' units granted	1,036,530	1,256,055
Stock options exercised	(133,007)	(167,281)
Balance, end of year	$4,557,978	$2,375,310

10.	RELATED PARTY TRANSACTIONS

During the years ended June 30, 2007 and 2006, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2007	2006
Consulting	$283,528	$93,424
Director fees	$54,772	$24,600
Geological consulting	$693,374	$617,745
Rent	$2,888	$-

As at June 30, 2007, a total of $153,533 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

11.	INCOME TAXES

The recovery of Canadian income taxes shown in the statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2007	2006

Statutory tax rate	34%	34%

Expected income tax recovery	(981,000)	(546,000)
Net adjustment for amortization, deductible and non - deductible differences	109,000	112,000
Geothermal property costs	(4,633,000)	(1,627,000)
Unrecognized benefit for non -capital losses	5,505,000	2,061,000
Future income tax recovery	$-	$-

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( E x p r e s s e d i n C a n a d i a n D o l l a r s )

The significant components of the Company's Canadian future income tax assets (liability) are as follows:

	2007	2006
Operating losses	$8,948,000	$3,635,000
Share issuance costs	1,159,000	422,000
	10,107,000	4,057,000
Valuation allowance	(2,093,000)	(1,575,000)
Net future income tax assets	8,014,000	2,482,000
Geothermal properties	(8,014,000)	(2,482,000)
Net future income tax liability	$-	$-

The Company has non-capital losses carried forward of approximately CDN$6,560,000 (2006 CDN$4,325,000) and US$18,630,000 (2006 US$5,670,000), that may be available for tax purposes.

Losses for Canadian tax purposes expire as follows:

2007	$238,000
2008	184,000
2009	293,000
2010	456,000
2014	454,000
2015	1,070,000
2026	1,415,000
2027	2,450,000
$6,560,000
.

The recovery of U.S. income taxes shown in the statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

Losses for US tax purposes expire as follows:

2023	US$	40,000
2024		325,000
2025		1,153,000
2026		4,152,000
2027		12,960,000
	US$	18,630,000

12.	COMMITMENTS

The following are commitments at June 30, 2007 that are not otherwise disclosed elsewhere:

a)

On April 16, 2007 the Company entered into an agreement for the provision of management and technical services. Compensation under the agreement is US$15,000 per month for an initial term of three years. The agreement may be renewed for further annual terms upon the mutual agreement of the parties.

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

( E x p r e s s e d i n C a n a d i a n D o l l a r s )

b)

The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five years and thereafter (including work commitments) are as follows:

2008	$350,487
2009	$508,216
2010	$569,862
2011	$587,050
2012	$554,410
2013 and thereafter	$1,338,621
$3,908,646

c)

On December 16, 2005, the Company entered into an agreement for the provision of investor relations services. Compensation under the agreement is $5,000 per month for an initial term of twelve months. The Company issued 50,000 options exercisable at $0.90 on signing and at three-month intervals thereafter with a maximum to be issued of 200,000 options. As of June 30, 2007, 200,000 options have been issued, and the investor relations services continue to be provided on a month-to-month basis.

d)

On January 12, 2006, the Company entered into a contract for the provision of management and technical services from a company controlled by a director and an officer. Compensation under the agreement is $9,000 per month for an initial term of twelve months. The contract commenced December 1, 2005 and is to be renewed annually until rescinded. The contract was terminated on October 1, 2007.

e)

On January 12, 2006, the Company entered into a contract for the provision of technical and geological services from a company controlled by a director and an officer. Compensation under the agreement varies according to the services provided. The contract commenced January 1, 2006 and is to be renewed annually until rescinded. The contract was terminated on October 1, 2007

13.	SEGMENTED DISCLOSURE

The Company operates in a single reportable operating segment, being the exploration and development of geothermal properties. Geographically, all long-term assets of the Company are located in the U.S. Corporate administrative activities are conducted in Canada.

14.	CONTINGENT LIABILITIES

In December 2006, the Company and its former drilling contractor agreed to the binding arbitration process under the laws of the State of Nevada in order to resolve certain disputes regarding drilling services rendered. The maximum amount under dispute approximates $900,000 USD. The Company is confident that the amounts owing are substantially less and accordingly has accrued a smaller amount; however the outcome of the arbitration process is not presently determinable.

15.	SUBSEQUENT EVENTS

Subsequent to June 30, 2007:

a)

On July 26, 2007, the Company announced it had signed a commitment letter and term sheet for a construction loan and permanent financing with Morgan Stanley whereby Morgan Stanley will extend a loan facility of up to $100 million (US) for the construction of the 35-megawatt Blue Mountain I project in Nevada. The closing of the construction loan is subject to certain conditions precedent and is expected to occur on or before December 31, 2007. The proceeds of the loan will be used to finance construction of the Faulkner I geothermal power plant, geothermal well field, related infrastructure and development costs.

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Subject to customary conditions precedent, at substantial completion of the project, Morgan Stanley will make an equity investment of approximately $100-million (U.S.) into a project-level, single-purpose entity holding the Blue Mountain Faulkner I assets. Proceeds from this investment will repay the construction loan. The transaction will employ a "flip structure," which will allocate substantially all distributable cash flow to the Company until its invested capital is returned. Once Morgan Stanley reaches a target after-tax yield on its investment in the project, the Company will receive substantially all of both distributable cash and taxable income. The Company also has the option to buy out the investor's remaining interest in the project at the then-current fair market value. The Company will be operating the power plant and geothermal field, and receive compensation for such services.

Upon satisfaction of the conditions precedent to the loan, the Company shall pay a success fee to Markus K. Christen (a director of the Company) and to Dundee Securities Corp. The Company retained Mr. Christen as its financial adviser in connection with arranging financing for development of the Blue Mountain Faulkner 1 power plant.

b)

On August 1, 2007, the Company announced Glitnir Bank will extend a bridge loan facility of up to $20-million (U.S.) for the development of the 35- megawatt Blue Mountain, Faulkner I project in Nevada. The closing of the loan is subject to receipt of a resource report from GeothermEx Inc. The proceeds of the loan will be used to finance the continuous development of the Faulkner I geothermal power plant, geothermal well field, related infrastructure and development costs.

Subject to customary conditions precedent, Glitnir will make loan proceeds of up to $20-million (U.S.) available to a project level single purpose entity holding the Blue Mountain Faulkner I assets. This bridge facility will be available prior to having all construction permits for the project obtained and will be repaid by the construction loan provided by Morgan Stanley. Glitnir retains an option to participate in the construction loan.

c)

On August 2, 2007 the Company granted 250,000 incentive stock options to officers of the company. The options shall be exercisable at a price of $0.80 per share for five years and are subject to the provisions of the incentive stock option plan. The common shares, which may be issued upon exercise of the options, will be subject to a four-month hold period from the date of grant.

d)	On August 15, 2007, the Company received proceeds of $25,125 from the exercise of 37,500 stock options.

e)	On September 5, 2007, the Company received proceeds of $52,000 from the exercise of 80,000 stock options.

f)	On October 1, 2007, the Company cancelled 230,00 stock options to former employees and consultants.

g)	On October 1, 2007, the Company granted 80,000 incentive stock options to an employee of the Company. The options are exercisable at a price of $0.81 per share for a period of five years.

h)

On October 1, 2007, the Company entered into an employment contract with Mr. Brian Fairbank, President and CEO of the Company. Simultaneously the Company agreed to hire the former employees and acquire certain assets from Fairbank Engineering Ltd. (FEL). FEL is a consulting company owned by Brian Fairbank. As consideration the Company has agreed to issue to FEL up to 175,000 common shares at a deemed price of 75 cents per share and pay the balance of the purchase price in cash. The agreement is subject to the acceptance of the TSX Venture Exchange.

i)	On October 10, 2007, the Company received proceeds of $27,000 from the exercise of 50,000 stock options.

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

( E x p r e s s e d i n C a n a d i a n D o l l a r s )

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The major differences between Canadian and US GAAP, which affect the Company's financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2007	2006	2005

Net loss in accordance with Canadian GAAP	$(2,874,979)	$(1,605,372)	$(1,308,233)
Deduct:
Unproven property interests and deferred expenditures incurred in the year (Canadian GAAP)	(15,752,938)	(5,103,879)	(1,807,605)
Net loss in accordance with US GAAP	$(18,627,917)	$(6,709,251)	$(3,115,838)

	2007	2006	2005
Basic and diluted loss per common share share (US GAAP)	$(0.30)	$(0.18)	$(0.12)
Weighted average number of common shares issued and outstanding (US GAAP)	61,294,757	36,537,557	24,967,821

	2007	2006	2005
Cash provided by (used in)
Operating Activities
Net loss in accordance with US GAAP	$(18,627,917)	$(6,709,251)	$(3,115,838)
Adjustments to reconcile net loss to net cash used by operating activities
Asset retirement obligation	424,377	-	-
Securities received for geothermal property option	(47,000)	(20,000)	-
Foreign exchange loss on marketable securities	11,252	-	-
Gain on sale of securities	(103,965)	(62,780)	-
Gain on disposal of subsidiary	-	-	(159,695)
Amortization	20,549	10,900	3,005
Stock - based compensation	1,279,145	692,059	335,064
Unrealized loss on marketable securities	-	-	106,999
Change in amounts receivable	16,632	(16,526)	262,102
Change in prepaid expenses	(134,593)	55,689	(51,665)
Change in accounts payable and accrued liabilities	939,669	1,688,435	(94,330)
	(16,221,851)	(4,361,474)	(2,714,358)
Investing activities
Proceeds from disposal of marketable securiities	197,660	128,085	-
Restricted cash	(683,249)	-	-
Acquisition of capital assets	(43,746)	(26,417)	(7,216)
	(529,335)	101,668	(7,216)
Financing activity
Common stock issued for cash	14,174,409	18,412,851	3,701,192
	14,174,409	18,412,851	3,701,192
Increase (Decrease) in cash and cash equivalents	$(2,576,777)	$14,153,045	$979,618

2 0 0 7   A N N U A L   F I N A N C I A L   R E P O R T

( E x p r e s s e d i n C a n a d i a n D o l l a r s )

	2007	2006	2005
Shareholders’ equity – Canadian GAAP	$36,455,784	$23,826,567	$6,327,029
Option interests and deferred exploration expenditures	(25,180,575)	(9,427,637)	(4,323,758)
Shareholders’ equity – US GAAP	$11,275,209	$14,398,930	$2,003,271

	2007	2006	2005
Acquisition and deferred exploration expenditures – Canadian GAAP	$25,180,575	$9,427,637	$4,323,758
Acquisition and deferred exploration expenditures expensed per US GAAP	(25,180,575)	(9,427,637)	(4,323,758)
Acquisition and deferred exploration expenditures – US GAAP	$-	$-	$-

i)

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

ii)

Investments in shares with a trading restriction period of greater than one year are recorded at cost for Canadian GAAP purposes. For United States GAAP purposes, investments with a hold period of greater than one year are not classified as available for sale securities and are also recorded at cost.

Investments with a trading restriction of one year or less are classified as marketable securities for Canadian GAAP purposes and are recorded at the lower of cost and market value. For United States GAAP purposes, these securities are classified as trading securities and are recorded at market value at the reporting date.

As at June 30, 2007, there is no difference between the Canadian GAAP and the United States GAAP recorded values.

17.	COMPARATIVE FIGURES

Certain of the prior year's comparative figures have been reclassified to conform with the current presentation.

N E V A D A   G E O T H E R M A L   P O W E R   I N C .

Corporate Information

HEAD OFFICE		EXECUTIVE OFFICERS
Nevada Geothermal Power Inc.		Brian D. Fairbank
Suite 900 409 Granville Street		President & Chief Executive Officer
Vancouver, BC V6C 1T2
Canada		Andrew Studley
Telephone:	(604) 688-1553	Chief Financial Officer & Secretary
Fax:	(604) 688-5926
Website:	www.nevadageothermal.com	STOCK EXCHANGE LISTINGS
		TSX Venture Exchange:	NGP
NEVADA OFFICE		Over the Counter Bulletin Board:	NGLPF
Nevada Geothermal Power Company
US wholly-owned subsidiary		TRANSFER AGENT
Suite 101 1755 East Plumb Lane		Computershare
Reno, Nevada 890502		Floor 9 100 University Avenue
United States		Toronto, Ontario M5J 2Y1
Telephone:	(775) 324-3044	Canada
Fax:	(775) 348-9224	Shareholder Enquiries:	(800) 564-6253
Email:	reno@nevadageothermal.com	Email: caregistryinfo@computershare.com

INVESTOR RELATIONS		AUDITORS
Shelley Kirk		Morgan & Company
Investor Communications		Chartered Accountants
Direct Line: (604) 638-8784		Vancouver, BC
Toll Free:	(866) 688 0808 x 118
Email:	info@nevadageothermal.com	SHAREHOLDER INFO
For public and media inquiries, or copies of the Company's annual information form, annual report or quarterly reports please contact Investor Relations or visit the Company's website at www.nevadageothermal.com
DIRECTORS
Brian Fairbank Domenic Falcone Markus Christen Richard Campbell Gordon Bloomquist Jack Milligan James Yates

The Company's fillings with the British Columbia Securities Commission can be accessed on SEDAR at www.sedar.com

2007 ANNUAL MEETING
The Annual General Meeting of Nevada Geothermal will be held Thursday, November 29th, 2007 at 10:00 am at the offices of Miller Thomson, 10th Floor, 840 Howe Street, Vancouver, BC

Shareholders are invited to attend.

NEVADA GEOTHERMAL POWER INC.

TSX Venture: NGP
Over the Counter Bulletin Board: NGLPF

www.nevadageothermal.com
info@nevadageothermal.com

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